UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
March 11, 2009

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Helix BioPharma Corp.

File No. 000-53508 - CF# 22923

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Helix BioPharma Corp. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 20-F filed on November 25, 2008.

Based on representations by Helix BioPharma Corp. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 4.1	through July 31, 2013
Exhibit 4.2	through July 31, 2013
Exhibit 4.3	through April 28, 2015
Exhibit 4.4	through July 31, 2013

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Jeffrey Riedler
Assistant Director